April 8, 2005

By Facsimile and U.S. Mail

Kenneth R. Myers, Esq.
Siemens Corporation
153 East 53rd Street
New York, New York 10022

	Re:	CTI Molecular Imaging, Inc.
		Schedule TO-C filed March 18, 2005
		Filed by Siemens Aktiengesellschaft

		Schedule TO-T filed April 1, 2005
		Filed by MI Merger Co., Siemens Medical Solutions USA, Inc. and Siemens Aktiengesellschaft

Dear Mr. Myers:

	We have the following comments on the above-referenced filings.

Schedule TO-C

1. We note the statement that neither Siemens nor CTI are under an "obligation to (and each expressly disclaims any such obligation to) update or alter its forward-looking statements, whether as a result of new information, future events or otherwise." This disclaimer is inconsistent with the requirements of General Instruction F of Schedule TO and your obligations under Rule 14d-6(c) to amend the Schedule to reflect a material change in the information previously disclosed. Please confirm that the bidders will avoid using this statement in all future communications.

Schedule TO-T

Fee Table

2. Please reconcile your statement in the fee table that 2,148,545 shares of common stock are subject to vested options, warrants and deferred stock units shares and the disclosure on page 3 of the Offer to Purchase that as of March 17, 2005 3,807,431 shares were reserved for issuance pursuant to outstanding stock options, stock units, warrants and other rights. For example, state whether or not this discrepancy arises because some securities are immediately exercisable or convertible whereas others are not yet vested or are restricted.

Offer to Purchase

Acceptance for Payment and Payment of Shares - Page 5

3. Please revise the language that states that you will return share certificates evidencing unpurchased shares "as promptly as practicable" to state that you will make such returns "promptly" as required by Rule 14e-1(c).

Certain Information Concerning the Company - Page 11

4. We note that you have included a "summary" of financial projections provided by CTI Molecular to you. Please provide us with a copy of the complete financial projections and tell us your basis for not disclosing the information in its entirety.

5. We note the statement that none of Siemens Medical Solutions, MI Merger or their respective affiliates intend to update the financial projections to reflect the occurrence of future events. This disclaimer is inconsistent with the requirements of General Instruction F of Schedule TO and your obligations under Rule 14d-6(c) to amend the Schedule to reflect a material change in the information previously disclosed. Please confirm that the bidders will avoid this using this statement in all future communications.

6. We note the disclosure that indicates neither Parent nor Purchaser bears any responsibility for the accuracy and completeness of the projections. While the staff does not object to inclusion of qualifying language with respect to such projections, it remains inappropriate to disclaim responsibility for this information. Please revise.

Exhibit (a)(7)

7. We note that your summary advertisement does not include a statement regarding the federal income tax consequences of the tender offer, as required by Rule 14d-6(d)(2) and Item 1004(a)(1)(xii) of Regulation M-A. Please advise us why this required disclosure was not included here or in the summary section of the tender offer that was disseminated to security holders.

Closing Information

      Please amend your filing promptly to comply with our comments. If you do not agree with a comment, please tell us why in your response. If the information you provide in response to our comments materially changes the information that you have already provided to unit holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information. Depending upon your response to these comments, a supplement may need to be sent to unit holders.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the bidder is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

	In connection with responding to our comments, please provide, in writing, a statement from the bidder(s) acknowledging that:

* the bidder(s) is (are) responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the bidder(s) may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 942-2962 or, in my absence, to Nicholas Panos, Special Counsel, at (202) 942-2920. You may also contact me via facsimile at (202) 942-9585. Please send all correspondence to us at the following ZIP code: 20549-0306.


					Sincerely,



					Daniel F. Duchovny
					Attorney-Advisor
					Office of Mergers & Acquisitions


cc: Stephen M. Besen, Esq. (via fax: (212) 848-7179)